02060102

CASTILLIAN RESOURCES CORP.
(Formerly Castle Metals Corporation)

TSX VENTURE EXCHANGE: CT

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 2 - 2002 WASH, D.C. 104 SECTION

November 18, 2002

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Mesdames/Sirs:

Corporation: ***Castillian Resources Corp.***
Mailing Date: ***November 18, 2002***

Pursuant to National Instrument 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- 3rd Quarter Report for the Period Ending September 30, 2002.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Yours truly,

CASTILLIAN RESOURCES CORP.

Debra Watkins
Corporate Secretary

:cn/encl

Copy to: Pacific Corporate Trust Company
Dale, Matheson, Carr-Hilton
Securities & Exchange Commission (File No. 12G #82-2472)
Morton & Company

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
CASTILLIAN RESOURCES CORP.	SEPT. 30/02	2002/11/15

ISSUER ADDRESS		
1255 WEST PENDER STREET		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER, BRITISH COLUMBIA V6E 2V1	(604) 687-3141	(604) 687-2038

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
CARMON CURRIE	CONTROLLER	(604) 687-2038

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
CCURRIE@DSM.CA	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	DONALD R. SHELDON	2002/11/18
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	EUGENE BEUKMAN	2002/11/18

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
BALANCE SHEET
September 30, 2002 and December 31, 2001
(Unaudited)

	Sep 30 2002	Dec 31 2001
ASSETS		
Current Assets		
Cash	$ 698	$ 329
Accounts receivable	4,628	6,788
	5,326	7,117
Resource Property Interests		
Mineral properties **(Note 3)**	710,253	949,663
Deferred exploration expenditures **(Schedule)**	819,967	901,613
	1,530,220	1,851,276
Capital Assets	27,667	34,205
	$ 1,563,213	$ 1,892,598
LIABILITIES		
Current Liabilities		
Accounts payable	$ 158,981	$ 204,809
SHAREHOLDERS' EQUITY		
Share Capital		
Share capital **(Note 4)**	21,077,220	21,001,920
Contributed surplus	2,513,279	2,513,279
Deficit	(22,186,267)	(21,827,410)
	1,404,232	1,687,789
	$ 1,563,213	$ 1,892,598

Director

Director

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF DEFICIT
For the Nine Months Ending September 30, 2002 and 2001
(Unaudited)

	Sep 30 2002	Sep 30 2001
DEFICIT, beginning of period	$ 21,827,410	$ 18,262,233
NET LOSS FOR THE PERIOD	358,858	87,301
DEFICIT, end of period	22,186,267	18,349,534

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF OPERATIONS
For the Nine Months Ending September 30, 2002 and 2001
(Unaudited)

	3 months Ended Sep 30 2002	9 months Ended Sep 30 2002	3 months Ended Sep 30 2001	9 months Ended Sep 30 2001
ADMINISTRATIVE EXPENSES				
Accounting, audit and legal	$ 7,500	$ 25,063	$ 9,732	$ 28,921
Amortization	2,179	6,538	2,975	8,926
Bank charges and interest	38	121	259	347
Consulting fees	-	1,000	-	6,000
Filing & transfer agent fees	5,362	11,972	3,020	8,476
Management fees	7,500	22,500	7,500	22,500
Office and miscellaneous	120	1,095	-	2,008
Printing	1,300	3,708	-	-
Shareholder information	26	8,501	55	10,149
	24,025	80,498	23,541	87,327
LOSS BEFORE OTHER ITEMS	24,025	80,498	23,541	87,327
OTHER ITEMS				
Interest income	(2)	(1,607)	(1)	(26)
Writeoff of accounts payable	(4,691)	(16,668)	-	-
Writeoff of mineral properties	296,635	296,635	-	-
	291,942	278,360	(1)	(26)
NET LOSS FOR THE PERIOD	315,967	358,858	23,540	87,301
LOSS PER SHARE	$ 0.010	$ 0.033	$ 0.001	$ 0.005

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF CASH FLOWS
For the Nine Months Ending September 30, 2002 and 2001
(Unaudited)

	3 months Ended Sep 30 2002	9 months Ended Sep 30 2002	3 months Ended Sep 30 2001	9 months Ended Sep 30 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (315,967)	$ (358,858)	$ (23,540)	$ (87,301)
Items not affecting cash:				
Amortization	2,179	6,538	2,975	8,926
Writeoff of mineral properties	296,635	296,635	-	-
	(17,153)	(55,685)	(20,565)	(78,375)
Net change in non-cash working capital items	(58,033)	(43,667)	20,348	52,038
	(75,186)	(99,352)	(217)	(26,337)
INVESTING ACTIVITIES				
Deferred exploration expenditures	-	-	-	(3,209)
Recovered exploration expenditures	-	24,421	-	-
	-	24,421	-	(3,209)
FINANCING ACTIVITIES				
Issue of shares	75,300	75,300	-	19,000
	75,300	75,300	-	19,000
INCREASE (DECREASE) IN CASH	114	369	(217)	(10,546)
CASH, beginning of the period	584	329	3,647	13,976
CASH, end of period	$ 698	$ 698	$ 3,430	$ 3,430

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
SCHEDULE OF DEFERRED EXPLORATION EXPENSES
For the Nine Months Ending September 30, 2002 and 2001
(Unaudited)

	Sep 30 2002	Sep 30 2001
BALANCE, beginning of year	$ 901,613	$ 4,251,096
Recovered from BC Exploration Tax Credit	(24,421)	-
Recovered from joint exploration partners	-	(2,200)
Written off during the period	(57,225)	-
BALANCE, end of year	$ 819,967	$ 4,248,896

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
For the Nine Months Ending September 30, 2002 and 2001
(Unaudited)

1. Nature of Operations

The company is primarily engaged in the acquisition, exploration and development of mineral properties. Funding for operations is obtained through public and private share issuances.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at December 31, 2001. The accounting policies and methods have not changed.

3. Mineral Properties

	Net Beginning of Year $	Additions Current Period $	Written off Current Period $	Net End of Period $
Labrador	698,252	-	-	698,252
British Columbia	251,411	-	239,410	12,001
	949,663	-	239,410	710,253

DRJ, Barker, and Elk claims expired during the period. Acquisition costs of $239,410 and exploration costs of $57,225 were written off.

4. Share Capital

a) Authorized share capital

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

b) Issued

	2002	
	Number of Shares	$
Balance, beginning of period	18,154,260	21,001,920
10:1 Share Consolidation	(16,338,834)	-
	1,815,426	21,001,920
Shares for debt	627,501	75,300
Balance, September 30, 2002	2,442,927	21,077,220

Castillian Resources Corp.
(Formerly Castle Metals Corporation)
For the Nine Months Ended September 30, 2002
Schedule "B"

1. **Related Party Transactions**

a) Amounts paid to a corporation with Directors in Common

Accounting Fees	$22,500
Management Fees	$22,500

2. a) Securities Issued During the Period:

Type	Number	Price	Proceeds
Debt	627,501	$0.12	$75,300

b) Options Granted During the Period: Nil

c) Options Cancelled/Expired During the Period: Nil

3. a)

Authorized Capital	100,000,000 Common Shares, no par value
Issued and Outstanding	2,442,927 Common Shares for $21,077,220

b) Outstanding Options:

Name	Number of Shares	Exercise Price	Expiry Date
Directors	46,588	$1.50	05/11/2005
Employees	8,000	$1.50	05/11/2005
Director	50,000	$1.00	11/01/2006
Consultant	35,000	$1.00	11/01/2006

Outstanding Share Purchase Warrants:

No. of Warrants	Exercise Price	Expiry Date
19,000	$1.00	6/18/03

c) Shares in Escrow - NIL

d) Directors/Officers:

Donald Sheldon – President/Director
Eugene Beukman - Director
Gordon Keevil – Director
Debra Watkins – Secretary

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
PRESIDENT'S REPORT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002
Schedule "C"

TO OUR SHAREHOLDERS:

Description of Business

CASTILLIAN RESOURCES CORP. (formerly Castle Metals Corporation) (the "Issuer") was incorporated pursuant to the laws of British Columbia on February 19, 1987 under the name of Castle Minerals Inc. by Memorandum of Articles filed with the Registrar of Companies for British Columbia. On January 27, 1995, pursuant to a special resolution passed on November 22, 1994, the Issuer changed its name to Castle Rock Exploration Corp. and amended its Memorandum accordingly. On August 24, 1998, pursuant to a special resolution of the Issuer's shareholders passed on June 19, 1998, the Issuer changed its name to Castle Metals Corporation and amended its Memorandum accordingly.

The TSX Venture Exchange and the Registrar of Companies granted acceptance, on July 26, 2002, to the Issuer's name change and consolidation of shares, which was approved by shareholders of the Issuer at its Annual and Special Meeting held on June 19, 2002.

The Issuer name changed from "Castle Metals Corporation" to "Castillian Resources Corp.", the shares of the Issuer were consolidated on a 10:1 basis, and the trading symbol changed to CT.

The Issuer was established in 1987 to engage in the acquisition, exploration and development of mineral properties. The Issuer became a reporting issuer in British Columbia on August 4, 1988 and had its shares listed, posted and called for trading on the TSX Venture Exchange on February 16, 1989. Subsequently, the Issuer became a reporting issuer in Ontario. The President of the Issuer joined the Board of Directors and has had an active role with the Issuer since March 1994.

During the past five years, the Issuer acquired several mineral properties outright through staking or purchase and entered into option agreements to earn interests in several others. The Issuer subsequently abandoned and/or disposed of its interest in several of its mineral properties. Currently, the Issuer owns or holds options to acquire interests in the following properties:

a) The Issuer holds a 70% interest in 532 claims located in the Okak Valley of Labrador.
b) The Issuer holds a 100% interest by staking the Grub 40 and Grub 41 Claims ("Grub 40 and Grub 41 Claims") located south of the historic town of Stanley in the Barkerville gold mining camp.

Corporate

The Issuer received TSX Venture Exchange approval on August 26, 2002 for a shares for debt settlement, previously announced on August 8, 2002. The Issuer settled an aggregate $75,300 of debt owing to four creditors, two of which are companies controlled by two directors of the Issuer, by the issuance of 627,501 common shares of the Issuer at a deemed price of $0.12 per share. The shares are subject to a 4-month hold period, which expires on December 26, 2002.

Discussion of Operations and Financial Condition

The Issuer's working capital deficiency as at September 30, 2002 was $153,655, compared with $197,692 as at December 31, 2001.

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
PRESIDENT'S REPORT FOR THE 3rd QUARTER ENDED SEPTEMBER 30, 2002
Schedule "C"

The Issuer's historical capital needs have been met by equity financing and the exercise of stock options. The Issuer will require additional financing to fund any additional work programs or development work. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Issuer.

The Issuer had a net loss of $358,858 for the nine months ended September 30, 2002 compared with $87,301 for the nine months ended September 30, 2001. Write-off of mineral properties was $296,635.

The foregoing discussion and analysis of the results of operations of the Issuer for the 2002 and 2001 fiscal years should be read in conjunction with the annual financial statements of the Issuer and notes thereto as at December 31, 2001. There have been no major changes in accounting policies during the two-year period.

Transactions with Related Parties

Please see Schedule B.

Subsequent Events

There were no subsequent events during this quarter.

Financings, Principal Purposes and Milestone

On August 8, 2002, the Issuer announced a non-brokered private placement of up to 1,000,000 Units at a price of $0.12 per Unit. The Issuer did not proceed with this private placement.

Liquidity and Solvency

The Issuer's ability to meet its obligations and maintain operations is contingent upon financing arrangements and the support of its creditors.

On Behalf of the Board of Directors

Donald R. Sheldon
President